Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

December 3, 2007

WELLS FARGO & COMPANY

$3,000,000,000 5.625% Notes Due December 11, 2017

Issuer:	Wells Fargo & Company

Title of Securities	5.625% Notes Due December 11, 2017

Note Type:	Senior unsecured

Trade Date:	December 3, 2007

Settlement Date (T+5):	December 10, 2007

Maturity Date:	December 11, 2017

Interest Rate:	5.625% per annum

Interest Payment Dates:	June 11 and December 11, commencing June 11, 2008, and at maturity

Aggregate Principal Amount Offered:	$3,000,000,000

Price to Public (Issue Price):	99.584%, plus accrued interest, if any, from December 10, 2007

Underwriting Discount (Gross Spread):	0.30%

All-in Price (Net of Underwriting Discount):	99.284%, plus accrued interest, if any, from December 10, 2007

Net Proceeds:	$2,978,520,000

Benchmark:	UST 4.25% due November 15, 2017

Benchmark Yield:	3.850%

Spread to Benchmark:	183 basis points

Re-Offer Yield:	5.680%

Listing:	None

Bookrunners:	Citigroup Global Markets Inc. (22.50%)
J.P. Morgan Securities Inc. (22.50%)
Lehman Brothers Inc. (22.50%)
UBS Securities LLC (22.50%)

Co-Manager:	Wells Fargo Brokerage Services, LLC (10.00%)

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-(877)-858-5407 (Citigroup Global Markets Inc.), 1-(212)-834-4533 (J.P. Morgan Securities Inc.), 1-(888)-603-5847 (Lehman Brothers Inc.) or 1-(888)-722-9555, ext. 337-1088 (UBS Securities LLC).